                                    EXHIBIT A

                 VOCALTEC ANNOUNCES 1-FOR-5 REVERSE STOCK SPLIT

NETANYA, Israel, July 16 /PRNewswire-FirstCall/ -- VocalTec Communications Ltd.
(Nasdaq:VOCL - NEWS), the inventor of VOIP and the softphone, today announced a
1-for-5 reverse split of its share capital.

The reverse split results in every five issued and outstanding ordinary shares being exchanged for one issued and outstanding ordinary share; the par value of the company's ordinary shares being multiplied by five; and the total number of shares underlying outstanding options and warrants being divided by five, with the exercise price per share under such options and warrants being multiplied by five. The reverse split will reduce the total number of outstanding shares and shares underlying outstanding options and warrants from 5,866,470 and 4,566,160, respectively, to 1,173,294 and 913,232, respectively. Any fractional share of
0.50 or more resulting from the foregoing reverse stock split will be rounded up to the nearest whole number and any fractional share of less than 0.50 resulting from the foregoing reverse stock split will be rounded up to the nearest whole number.

Please refer to the company's press release relating to the merger of the company with YMax Corporation.

CONTACTS:
VOCALTEC
Ido Gur
+972 9 970 3849
ido@vocaltec.com